SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2003



                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ________________________________________________________________________

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                    Form 40-F    X
               -----                         -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                          No      X
          -----                         -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 18 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CP SHIPS LIMITED
                                        ----------------
                                           (Registrant)

Date:  14 August 2003
                                        By:  /s/ John K. Irving
                                              --------------------------------
                                              Name: John K. Irving
                                              Title:  Vice President, General
                                                      Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----
10.1     SUPPLEMENTAL INFORMATION FOR SECOND QUARTER 2003, dated
         14 August 2003                                                   4

                                                                  Exhibit 10.1




CP SHIPS                                       REGIONAL FOCUS  o  GLOBAL SCALE



               SUPPLEMENTAL INFORMATION FOR SECOND QUARTER 2003

On 31st July 2003, CP Ships Limited announced an unaudited operating income for second quarter 2003 of US $40 million, nearly double the $21 million operating profit in second quarter 2002 and a $42 million improvement from the $2 million operating loss before exceptional items of $10 million in first quarter 2003. Basic earnings per share was $0.32 compared with $0.20 in second quarter 2002 and basic loss per share before exceptional items of $0.12 in first quarter 2003. Net income was $29 million compared to $16 million in the same period 2002 and a net loss of $11 million before exceptional items in the first quarter 2003.

Volume at 558,000 teu was a quarterly record, up 12% from second quarter last year. This reflected the inclusion of Italia Line 5%, the elimination of Asia-Europe services which were discontinued at the very beginning of the quarter (6%) and underlying growth of 13%. Average freight rate on a comparable basis increased 7% from second quarter 2002 and 5% from first quarter 2003. EBITDA was $69 million and cash from operations before payments related to exceptional items $23 million in the quarter.

Operations returned to normal after a difficult first quarter. The weaker US dollar continued to adversely affect costs despite hedging gains. Fuel price was down from first quarter, but higher than last year.

Operating income before exceptional items for the first half 2003 was $38 million compared with $15 million in the same period last year. Stronger volume up 15%, higher freight rates up 5%, and lower ship network costs other than fuel were partly offset by the adverse effect of the weaker US dollar and higher fuel price. Net income after exceptional items was $8 million compared with $5 million.

During the quarter, CP Ships took delivery of Canmar Venture, a new 4100 teu ice-strengthened ship and two long-term chartered 4100 teu ships under the company's $800 million ship replacement program. In July the remaining two ice-strengthened ships, one new and one used, were delivered, thereby completing the current ship replacement program.

With completion of the current program, the proportion of owned and long-term chartered ships has increased to 63% of total capacity. As a result of service expansion, the acquisition of Italia Line and future trade growth prospects we are actively considering the addition of further owned and long-term committed ships to reduce our reliance on short and medium-term charters.

The ship fleet was 86 ships on 30th June, unchanged from 31st March.



                                     1/15

Outlook

We are confident that continuing strong volume and the recent improvement in freight rates will drive profits for the second half of 2003 and offset the impact on our costs of a weaker US dollar, higher fuel price and more expensive charter renewals.

TransAtlantic Market

Operating income at $23 million was up $9 million on the same period in 2002, and $19 million higher than first quarter. Stronger volume, up 18%, reflected both strong underlying growth, especially North American exports, and also Italia Line, but was partly offset by higher operating costs. Average freight rates were up 11% compared with second quarter last year, and 5% from first quarter 2003, due mainly to freight rate increases on North American imports.

Australasian Market

Operating income was $7 million in second quarter 2003 slightly up from second quarter last year. Average freight rates were up 10% from second quarter last year and 3% from first quarter 2003 and with significantly lower ship network costs, this offset lower volume down 13% from second quarter 2002 due mostly to the planned consequences of the schedule restructuring.

Latin American Market

Operating income at $4 million was down from $8 million in second quarter last year, but up from breakeven in first quarter 2003. Volume was significantly higher, up more than 50% on second quarter 2002, due to the expansion of services and capacity, export trade growth and addition of Italia Line. Freight rates were down 11% from second quarter 2002 but up 1% from first quarter 2003.

Asian Market

The expansion of services and capacity in the Asia-Americas trade lane led to a significant increase in underlying volume, more than compensating for withdrawal from loss making Asia-Europe services. Higher freight rates, up 5% on a comparable basis from second quarter last year and 9% from first quarter 2003, contributed to an operating profit of $3 million in the second quarter, compared with a $10 million loss in second quarter last year and a $13 million loss in first quarter 2003.

Other Activities

Operating income at $3 million was flat compared to the second quarter last year.

Other Income Statement Items

Although short-term interest rates were lower, net interest expense at $9 million was up $6 million on second quarter 2002 due to higher borrowing, mainly to finance investment in new ships.

Income tax at $2 million was flat compared to the second quarter last year.



                                     2/15

Liquidity and Capital Resources

Cash from operations before exceptional item related payments in the second quarter was $23 million compared to $27 million in the same period 2002.

Expenditure on capital assets in the second quarter was $20 million, including $5 million for ships under construction but excluding Canmar Venture, compared to $41 million in the same quarter last year.

During the quarter, finance was arranged on Canmar Venture under a capital lease which resulted in the reimbursement of stage payments of $22 million. The lease, denominated in GB pounds, is for a maximum term of 25 years and covers the ship's purchase price of $55 million. To remove exchange rate risk, the lease obligations have been hedged over 25 years using a currency swap to US dollars for an effective cost of US$ LIBOR plus 0.48%.

Since the end of the quarter, the used 2300 teu Cast Premier, delivered on 4th July, was paid for using existing secured bank lines of credit and the 4100 teu Canmar Spirit, delivered on 25th July, was financed on similar terms to the Canmar Venture.

Outstanding capital commitments following completion of the ship replacement program have reduced to $4 million.

Long-term debt was $703 million at 30th June 2003, up $106 million from 31st December 2002, reflecting increased borrowings to finance the ship replacement program. Net debt at 30th June 2003 was $629 million compared to $487 million at 31st December 2002.

Quantitative and Qualitative Disclosures about Market Risk

CP Ships has global activities and its operations are exposed to the effect of changes in financial markets and economic conditions around the world. To minimize the impact of such changes on the profitability of the business and its overall financial performance, CP Ships seeks to identify, evaluate and, where appropriate, hedge financial and market risks. CP Ships does not use derivative financial instruments for speculative or trading purposes.

Foreign Currency Exchange Risk
------------------------------
CP Ships revenue is denominated primarily in US dollars but it is exposed to a number of other currencies through local operating costs, the most significant of which are Euro, Canadian dollars and GB pounds.

At 30th June 2003, CP Ships had hedged 100% of its forecast Canadian dollar exposure for the remainder of 2003 at an average rate of C$1.58. Since the end of the quarter, its Euro hedge has increased from 58% to 100% of anticipated exposure for the remainder of 2003 using a combination of fixed rate forward contracts and put and call options, such that the exposure is limited to between $1.07 and $1.14.



                                     3/15

The estimated impact of a 1% movement in the US dollar exchange rate against the Euro, Canadian dollar, and GB pound, taking into account hedging contracts in place, would have the combined effect of a $1 million change in annual operating income.

Interest Rate Risk
------------------
At 30th June 2003, $636 million of CP Ships debt was at floating interest rates linked to LIBOR, including $385 million of bank debt, $55 million capital lease on Canmar Venture and $196 million of senior unsecured notes, the latter previously swapped from a fixed to a floating interest rate.

During the quarter, $190 million of the LIBOR exposure was swapped to a fixed rate of 1.49% for the period from 30th June 2003 to 30th June 2004.

The estimated annual impact of a 1% movement in interest rates would be to change net income by $4 million.

Fuel price risk
---------------
During the quarter, 0.4 million tonnes of fuel were consumed at an average price of $156 per tonne compared with 0.3 million tonnes at $136 per tonne in the same period last year.

Since the end of the quarter, 25% of anticipated fuel purchases was hedged for the period from August to December 2003, thereby limiting price exposure to the range $138 to $164 per tonne reference Rotterdam.

The estimated impact of a 1% movement in bunker prices, taking into account hedging contracts in place, would be to change annual operating income by $2 million, excluding any recoveries from fuel surcharges.

Recent US Accounting Pronouncements

For a description of new US accounting standards that affect CP Ships see Note 6(c) to the unaudited Consolidated Financial Statements.

Controls and Procedures

Management has evaluated, as of the end of the period covered by this report, the company's disclosure controls and procedures, previously designed under management's supervision, and has concluded that they are effective. There have been no significant changes in internal controls or other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting, and there are no significant deficiencies or material weaknesses in the company's control over financial reporting.

Dividend

CP Ships Board of Directors has declared a dividend for second quarter 2003 of $0.04 per common share, payable on 26th August 2003 to shareholders of record on 11th August 2003.



                                     4/15

QUARTERLY RESULTS 2003, 2002 and 2001

 Unaudited                               Q2       Q1        Q4         Q3          Q2         Q1         Q4          Q3         Q2
 US$ millions except volume            2003      2003      2002       2002        2002       2002       2001        2001       2001
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------

 Volume (teu 000s)
           TransAtlantic                305      270        284       277         256        222        233         227        245
           Australasia                   73       74         87        84          86         77         90          89         89
           Latin America                 60       53         55        48          38         33         39          41         41
           Asia                         111      109        113       106         110         95         94          96         79
           Other                          9        8         11         9           8          9         12          16         14
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------
                                        558      514        550       524         498        436        468         469        468
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------

 Revenue
           TransAtlantic                402      345        371       349         320        288        334         315        339
           Australasia                  129      117        143       132         136        120        140         136        142
           Latin America                 75       64         71        63          54         50         59          62         63
           Asia                         158      138        145       137         123        103        115         124        108
           Other                         28       22         24        23          18         17         21          26         23
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------
                                        792      686        754       704         651        578        669         663        675
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------

 Expenses
           TransAtlantic                379      341        350       332         306        280        305         301        321
           Australasia                  122      111        130       121         130        123        133         127        132
           Latin America                 71       64         69        58          46         44         52          52         56
           Asia                         155      151        150       141         133        122        128         126        107
     Other                               25       21         21        18          15         15         16          23         20
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------
                                        752      688        720       670         630        584        634         629        636
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------

 Operating income/(loss)(1)
           TransAtlantic                 23        4         21        17          14          8         29          14         18
           Australasia                    7        6         13        11           6         (3)         7           9         10
           Latin America                  4        0          2         5           8          6          7          10          7
           Asia                           3      (13)        (5)       (4)        (10)       (19)       (13)         (2)         1
           Other                          3        1          3         5           3          2          5           3          3
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------
                                         40       (2)        34        34          21         (6)        35          34         39
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------




 Analysis of expenses
    Container shipping operations       616      565        596       558         520        474        524         519        524
    General and administrative          108       96        101        89          88         89         87          91         92
    Depreciation and amortization        29       28         30        23          20         20         23          19         16
    Other                                (1)      (1)        (7)        0           2          1          0           0          4
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------
                                        752      688        720       670         630        584        634         629        636
------------------------------------ -------- --------- --------- ---------- ---------- ---------- ----------- ---------- ----------

(1) Before an exceptional charge in Q3 2001 of $44 million, a credit in Q4 2001 of $1 million, a credit in Q4 2002 of $2 million and a charge in Q1 2003 of $10 million.



                                                                5/15

OPERATING DATA

     Unaudited


     EBITDA(1)                              Q2        Q1        Q4        Q3         Q2        Q1        Q4         Q3        Q2
     US$ millions                          2003      2003      2002      2002       2002      2002      2001       2001      2001
    ----------------------------------- --------- --------- --------- ---------- --------- --------- ---------- --------- ---------

                                              69        26        64        57         41        14        58         53        55



     Quarterly freight rate changes
     Percentage change(2)                   Q2        Q1        Q4        Q3         Q2        Q1        Q4         Q3        Q2
                                           2003      2003      2002      2002      2002       2002      2001      2001       2001
    ----------------------------------- --------- --------- --------- --------- ---------- --------- --------- ---------- ---------


     TransAtlantic                             5        (1)        6        (1)       (6)        (6)       (3)       (2)        (3)
     Australasia                               3         3         2         2         -         (3)       (4)       (2)        (2)
     Latin America                             1        (3)       (4)       (1)       (4)        (4)       (5)       (1)        (2)
     Asia                                      9        (5)        -        10         2        (10)       (5)       (8)

    ----------------------------------- --------- --------- --------- --------- ---------- --------- --------- ---------- ---------
                                               5        (2)        1         3        (2)        (7)       (4)       (1)        (1)
    ----------------------------------- --------- --------- --------- --------- ---------- --------- --------- ---------- ---------




    Operating lease
    rentals                                Q2        Q1        Q4        Q3         Q2        Q1        Q4         Q3        Q2
    US$ millions                          2003      2003      2002      2002      2002       2002      2001      2001       2001
   ------------------------------------ --------- --------- --------- --------- ---------- --------- --------- ---------- ---------


    Ships                                     44        40        57        52        49         52        62        77         83
    Containers                                39        38        36        34        31         30        32        33         33
    Other                                      8         7         9         6         6          6         4         4          5

   ------------------------------------ --------- --------- --------- --------- ---------- --------- --------- ---------- ---------
                                              91        85       102        92        86         88        98       114        121
   ------------------------------------ --------- --------- --------- --------- ---------- --------- --------- ---------- ---------




    Ships
-----------------------------------------------------------------------------------------------------------------------------
    Number of ships employed at 30th June 2003                                        86



    Containers
-----------------------------------------------------------------------------------------------------------------------------
    Fleet in teu at 30th June 2003                                               450,000


(1) Earnings before interest, tax, depreciation, amortization, exceptional items and minority interests. This term does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(2) Percentage increase/(decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to substantial change in mix of trade lanes during the period. Asia-Europe is excluded in Q2 2003. Total is all trade lanes.



                                                                6/15

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                        Three months                     Six months
US$ millions except per share amounts                                            to 30th June                    to 30th June
                                                                             2003           2002           2003            2002
---------------------------------------------------------------------- -------------- --------------- -------------- --------------
Revenue
           Container shipping operations                                       792             651            1,478          1,229

Expenses
           Container shipping operations                                       616             520            1,181            994
           General and administrative                                          108              88              204            177
           Depreciation and amortization of intangible assets                   29              20               57             40
           Currency exchange (gain)/loss                                        (1)              1               (2)             2
           Loss on disposal of property, plant and equipment                     -               1                -              1

                                                                       ------------- ---------------- -------------- --------------
                                                                               752             630            1,440          1,214

Operating income before exceptional items                                       40              21               38             15
           Exceptional items (note 2)                                            -               -              (10)             -

                                                                       ------------- ---------------- -------------- --------------

Operating income                                                                40              21               28             15

           Interest expense, net                                                (9)             (3)             (17)            (6)
           Income tax expense                                                   (2)             (2)              (3)            (4)

                                                                       ------------- ---------------- -------------- --------------
Net income available to common shareholders                                    $29             $16               $8             $5
                                                                       ------------- ---------------- -------------- --------------


Average number of common shares outstanding (millions) (note 3)               89.8            80.0             89.8           80.0

Earnings per common share basic (note 3)                                     $0.32           $0.20            $0.09          $0.06

Earnings per common share diluted (note 3)                                   $0.31           $0.20            $0.09          $0.06


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                       Three months                     Six months
US$ millions                                                                    to 30th June                    to 30th June
                                                                             2003          2002             2003            2002
---------------------------------------------------------------------- ------------- ---------------- -------------- --------------

Balance, beginning of period                                                   522             495              547            509
Net income available to common shareholders                                     29              16                8              5

                                                                       ------------- ---------------- -------------- --------------
                                                                               551             511              555            514

Dividends on common shares                                                      (3)             (3)              (7)            (6)

                                                                       ------------- ---------------- -------------- --------------
Balance, 30th June                                                            $548            $508             $548           $508
                                                                       ------------- ---------------- -------------- --------------



                                                                7/15

CONSOLIDATED BALANCE SHEETS

Unaudited                                                                                30th June             31st December
US$ millions                                                                              2003                     2002
----------------------------------------------------------------------------- -------------------------- -------------------------

Assets

Current assets
    Cash and cash equivalents                                                               74                      110
    Accounts receivable                                                                    532                      526
    Prepaid expenses                                                                        53                       46
    Inventory                                                                               23                       21
                                                                              -------------------------- -------------------------
                                                                                           682                      703

Property, plant and equipment at cost                                                    1,623                    1,485
Accumulated depreciation                                                                  (385)                    (329)
                                                                              -------------------------- -------------------------
                                                                                          1,238                   1,156


Deferred charges                                                                             15                      16
Goodwill                                                                                    598                     598
Other intangible assets                                                                       9                      10
Other assets                                                                                  5                       4

                                                                              -------------------------- -------------------------
                                                                                         $2,547                  $2,487
                                                                              -------------------------- -------------------------

Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                                600                     658
    Long-term debt due within one year                                                       20                      15
                                                                              -------------------------- -------------------------
                                                                                            620                     673

Long-term liabilities
    Long-term debt due after one year                                                       683                     582
    Future income taxes                                                                       7                       7
                                                                              -------------------------- -------------------------
                                                                                            690                     589

Shareholders' equity
    Common share capital                                                                    685                     685
    Contributed surplus                                                                       4                       1
    Retained earnings                                                                       548                     547
    Cumulative foreign currency translation adjustments                                       -                       (8)
                                                                              -------------------------- -------------------------
                                                                                          1,237                   1,225

                                                                              -------------------------- -------------------------
                                                                                         $2,547                  $2,487
                                                                              -------------------------- -------------------------



                                                                8/15

CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                       Three months                     Six months
US$ millions                                                                    to 30th June                    to 30th June
                                                                             2003          2002            2003             2002
----------------------------------------------------------------------- ------------- -------------- --------------- --------------

Operating activities
    Net income for period                                                      29            16               8                5
    Depreciation and amortization of intangible assets                         29            20              57               40
    Exceptional items                                                           -             -              10                -
    Amortization of deferred charges                                            1             1               2                2
    Loss on disposal of property, plant and equipment                           -             1               -                1
    Restricted share awards                                                     2             -               3                -
    Other                                                                       2            (1)              3                1
                                                                         ------------ -------------- --------------- --------------
                                                                               63            37              83               49

    Increase in non-cash working capital                                      (40)          (10)            (79)             (22)

                                                                         ------------ -------------- --------------- --------------
    Cash flow from operations before exceptional item related
      payments                                                                 23            27               4               27

    Exceptional item related payments                                          (3)           (5)             (4)              (9)

                                                                         ------------ -------------- --------------- --------------
Cash flow from operations                                                      20            22               -               18

Financing activities
    Increase in long-term debt                                                 10            35              74               35
    Repayment of long-term debt                                               (19)           (4)            (23)              (8)
    Deferred charges                                                            -            (1)             (1)              (2)
    Reimbursement of ship stage payments                                       22             -              22                -
    Common share dividends paid                                                (3)           (3)             (7)              (6)
                                                                         ------------ -------------- --------------- --------------
    Cash inflow from financing activities                                      10            27              65               19

Investing activities
    Additions to property, plant and equipment                                (20)          (41)           (103)             (57)
    Proceeds from disposals of property, plant and equipment                    1             -               2                4
                                                                         ------------ -------------- --------------- --------------
    Cash outflow from investing activities                                    (19)          (41)           (101)             (53)

Cash position*
    Increase/(decrease) in cash and cash equivalents                           11             8             (36)             (16)
    Cash and cash equivalents at beginning of period                           63            92             110              116

                                                                         ------------ -------------- --------------- --------------
    Cash and cash equivalents at end of period                                $74          $100             $74             $100
                                                                         ------------ -------------- --------------- --------------



* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months




                                                                9/15

SEGMENT INFORMATION

Unaudited                                                                 Three months                        Six months
US$ millions except volume                                                to 30th June                       to 30th June
                                                                    2003              2002               2003            2002
------------------------------------------------------------  ---------------- ----------------- ---------------- ----------------

Volume (teu 000s)
    TransAtlantic                                                    305               256                575             478
    Australasia                                                       73                86                147             163
    Latin America                                                     60                38                113              71
    Asia                                                             111               110                220             205
    Other                                                              9                 8                 17              17

                                                              ---------------- ----------------- ---------------- ----------------
                                                                     558               498              1,072             934
                                                              ---------------- ----------------- ---------------- ----------------

Revenue
    TransAtlantic                                                    402               320                747             608
    Australasia                                                      129               136                246             256
    Latin America                                                     75                54                139             104
    Asia                                                             158               123                296             226
    Other                                                             28                18                 50              35

                                                              ---------------- ----------------- ---------------- ----------------
                                                                    $792              $651             $1,478          $1,229
                                                              ---------------- ----------------- ---------------- ----------------

Expenses
    TransAtlantic                                                    379               306                720             586
    Australasia                                                      122               130                233             253
    Latin America                                                     71                46                135              90
    Asia                                                             155               133                306             255
    Other                                                             25                15                 46              30

                                                              ---------------- ----------------- ---------------- ----------------
                                                                    $752              $630             $1,440          $1,214
                                                              ---------------- ----------------- ---------------- ----------------

Operating income/(loss)(1)
    TransAtlantic                                                     23                14                 27              22
    Australasia                                                        7                 6                 13               3
    Latin America                                                      4                 8                  4              14
    Asia                                                               3               (10)               (10)            (29)
    Other                                                              3                 3                  4               5

                                                              ---------------- ----------------- ---------------- ----------------
                                                                     $40               $21                $38             $15
                                                              ---------------- ----------------- ---------------- ----------------



(1) Before exceptional items (note 2)



                                    10/15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.  Basis of Presentation

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2002 annual consolidated financial statements. The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality.

2.  Exceptional Items

The exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship resulting in the closure of certain UK offices. This restructuring will be completed by the end of 2003. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million.

3.  Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Dilutive earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method. Weighted average shares including the dilutive effect of stock options and non-vested restricted shares are as follows:

                                                                         Three months                Six months
(millions of shares)                                                     to 30th June                to 30th June
                                                                      2003          2002          2003          2002
--------------------------------------------------------------- -------------- ------------- ------------- -------------
Weighted average number of common shares
    outstanding
      - basic earnings per share                                      89.8             80.0          89.8          80.0

Effect of diluted securities - stock options                           1.0              1.1           0.8           1.1
            - unvested restricted shares                               1.7                -           1.7             -

Weighted average number of common shares
    outstanding
      - diluted earnings per share                                    92.5             81.1          92.3          81.1

4. Stock-Based Compensation

In March 2003, the company granted senior employees 1,566,833 stock options and 1,044,579 restricted shares vesting on 1st December 2005. Vesting of one-third of the restricted shares and all of the stock options is contingent on the achievement by the company of certain financial performance targets/criteria.

The company has elected not to recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option pricing model to assess the fair value of the 1,566,833 options granted to employees and directors in March 2003 (none in the six months ended 30th June 2002) with the following assumptions:



                                    11/15

Unaudited
US$ millions

4.  Stock-Based Compensation (continued)

         Dividend yield                                             1.4%
         Volatility                                                30.0%
         Risk-free interest rate                                    4.5%
         Expected life (years)                                        5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:

                                                                   Three months                      Six months
US$ millions except per share amounts                              to 30th June                     to 30th June
                                                               2003             2002            2003            2002
-------------------------------------------------------  ---------------- --------------- --------------- ---------------

Net income available to common shareholders
    As reported                                                 $29              $16              $8              $5
    Pro forma                                                   $28              $16              $7              $5

Earnings per common share - basic
    As reported                                               $0.32            $0.20           $0.09           $0.06
    Pro forma                                                 $0.31            $0.20           $0.08           $0.06

Earnings per common share - diluted
    As reported                                               $0.31            $0.20           $0.09           $0.06
    Pro forma                                                 $0.30            $0.20           $0.08           $0.06

Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.

The company has recognized compensation expense of $3 million for the six months ended 30th June 2003 and $2 million for the three months ended 30th June 2003 (nil for the three and six months ended 30th June 2002) relating to restricted share awards granted in March 2003 and October 2001.


5.  Subsequent Event

Subsequent to 30th June 2003, the company has contracted to charter nine 4250 teu ships from a third party for a term of up to 10 years.



                                    12/15

Unaudited
US$ millions

6. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a) Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:

Unaudited                                                                   Three months                     Six months
US$ millions except per share amounts                                       to 30th June                    to 30th June
                                                                       2003             2002            2003            2002
---------------------------------------------------------------- ---------------- --------------- --------------- ---------------
Net income - Canadian GAAP                                                29              16               8               5
US GAAP adjustments:
   Derivative financial instruments                                       (2)             (1)             (1)             (1)
   Interest rate swaps                                                     4               -               5               -
   Foreign exchange contracts                                              6              12              13              16
   Fuel contracts                                                         (1)              -               -               -
   Acquisition-related costs                                               -              (2)              -              (3)
   Stock-based compensation                                               (1)              -              (1)              -
   Ships and ship leases                                                   1               1               1               1
   Capitalised interest                                                   (1)              2               -               3
   Compensation expense - Rabbi Trust                                     (1)              -              (1)              -
   Restructuring costs                                                    (1)              -               4               -
   Tax effect of US GAAP adjustments                                       -               -               -               -

                                                                 ---------------- --------------- --------------- ---------------
Net income - US GAAP                                                      33              28              28              21

Other comprehensive income
   Foreign currency translation adjustments                                5               1               8               1

Comprehensive income - US GAAP                                           $38             $29             $36             $22
                                                                 ---------------- --------------- --------------- ---------------


Earnings per common share - basic ($ per share)
   Canadian GAAP                                                        $0.32          $0.20           $0.09           $0.06
   US GAAP                                                              $0.37          $0.35           $0.31           $0.26
Average number of common shares outstanding -basic (millions)
   Canadian GAAP                                                         89.8           80.0            89.8            80.0
   US GAAP                                                               89.5           80.0            89.6            80.0

Earnings per common share - diluted ($ per share)
   Canadian GAAP                                                         $0.31         $0.20           $0.09           $0.06
   US GAAP                                                               $0.36         $0.35           $0.30           $0.26
Average number of common shares outstanding - diluted (millions)
   Canadian GAAP                                                         92.5           81.1            92.3            81.1
   US GAAP                                                               92.2           81.1            92.1            81.1



                                    13/15

Unaudited
US$ millions

6. Differences between Accounting Principles Generally Accepted in Canada and the United States (Continued)

(a) Consolidated Statements of Income and Shareholders' Equity (Continued)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

Unaudited                                            30th June     31st December
US$ millions                                            2003            2002
--------------------------------------------------------------------------------

Equity - Canadian GAAP                                 1,237           1,225
US GAAP adjustments:
   Derivative financial instruments                       (3)             (2)
   Interest rate swaps                                     9               4
   Foreign exchange contracts                             13               -
   Fuel contracts                                          -               -
   Acquisition-related costs                             (44)            (44)
   Pension costs                                          (1)             (1)
   Stock-based compensation                               (1)              -
   Ships and ship leases                                 (22)            (23)
   Capitalised interest                                    5               5
   Restructuring costs                                     4               -
   Compensation expense - Rabbi Trust                     (1)              -
   Treasury stock - Rabbi Trust                           (3)              -
   Tax effect of US GAAP adjustments                       -               -

                                                   -----------------------------
Equity - US GAAP                                       $1,193         $1,164
                                                   -----------------------------


(b) Summary of Differences
The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable to the company as at 31st December 2002. Differences applicable for the first time in 2003 are described below.

(i)  Fuel Contracts

Under Canadian GAAP, gains and losses on fuel price hedge contracts are recognized in income in the period that the hedged exposure is recognised in income, which is the same period in which the instrument is settled. Under US GAAP, CP Ships does not meet all the criteria for hedge accounting and therefore outstanding hedges have been marked-to-market through earnings.

(ii) Restructuring Costs

There are differences between Canadian and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognised when liabilities are actually incurred, whereas under Canadian GAAP, prior to 31st March 2003, certain costs could be recognised when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit (see note 2).



                                    14/15

Unaudited
US$ millions

6. Differences between Accounting Principles Generally Accepted in Canada and the United States (Continued)

(iii) Compensation Expense and Treasury Stock - Rabbi Trust

The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP in the financial statements. However, in accordance with US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. Employer stock held by the Rabbi Trust is classified as treasury stock and excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees.

(c) Recent US Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 is effective for variable interest entities created or modified after 31st January 2003 and to any variable interest entities in which the company obtains an interest after that date. FIN 46 is effective for the quarter ending 30th September 2003 for variable interest entities in which the variable interest was acquired before 1st February 2003. CP Ships is assessing the impact of FIN 46, but does not believe that it has any material variable interest entities that should be consolidated or disclosed.

In April 2003, the FASB issued Statement No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The provisions in this Statement require that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS 149 are effective for contracts entered into or modified after 30th June 2003 and for hedging relationships designated after 30th June 2003. The Company does not expect the requirements of SFAS 149 to have a material impact on its results of operations or financial position.

In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 will become effective for all financial instruments entered into or modified after 31st May 2003 and otherwise is effective for the first interim period beginning after 15th June 2003. The Company is in the process of assessing the effect of SFAS 150 but does not expect the implementation of the pronouncement to have a material effect on its financial condition or results of operations.




                                    15/15